Contact

www.linkedin.com/in/ailuna
(LinkedIn)

Top Skills

Leadership

Start-ups

Product Management

Languages

English

Spanish

Honors-Awards

Winner - Corporate Sales Role Play
Competition - Spring 2017

Winner - Business Plan Pitch
Competition - Fall 2016

Winner - Feasibility Study
Competition - Spring 2016

Finalist - Texas State University
Annual Business Plan Competition -
Spring 2016

Winner - Corporate Sales Letter
Competition - Spring 2017

Patents

Transparent Silicone Cover
for the Safeguarding of Glass
Pharmaceutical Vials

Andrew Luna

CEO of hound I Leap '22 I Latino I World Traveler I People Person
Denver, Colorado, United States

Summary

Hound is building the future of work in veterinary medicine.

I am a high-impact leader with more than 10 years' experience in
the veterinary industry and SaaS startups. I have driven growth for
companies in North America, Asia-Pacific, and Europe, including two
successful exits.

My passions include travel, culture, cuisine, and community. I am
amazed by the vibrancy and diversity of humans, and hope to bring
us all closer together through my work.

———

Experience

hound
Founder & CEO
August 2020 - Present (2 years 1 month)
Denver, Colorado, United States

The future of work in veterinary medicine.

Helping the people of vet med work how they want & love the work they do.

Launched Q4 2021 Pre-seed oversubscribed and currently raising our seed

Leap Venture Studio & Academy
Accelerator Program (Cohort 5)
February 2022 - May 2022 (4 months)
New York, United States

Leap is the top pet care accelerator in the world.

Selected as one of 6 pet care startups out of over 140 global applicants.

Started in 2018, Leap Venture Studio has quickly become the most effective
startup accelerator in the pet care industry. The world-class networks and
resources of R/GA, Michelson Found Animals, and Mars continue to help

innovative pet care startups improve the lives of pets and their owners. Over $100M has been raised by the first 4 cohorts, plus multiple exits.

Pet Care Collective
Founder
2022 - 2022 (less than a year)
Denver, Colorado, United States

A community of pet care professionals, created by hound.

We created Pet Care Collective for one reason - connection. Through unifying the sharpest minds and kindest hearts in pet care, our goal is to craft a better, brighter future for the people of our industry. People must come first.

Healthier culture. Better technology. Stronger community.

BLEND
Advisor
2022 - 2022 (less than a year)
DEIB certifications for veterinary teams.

Advising on brand, technology, and early adoption/key accounts.

Vetstoria
Head Of Sales
March 2020 - September 2021 (1 year 7 months)
London, United Kingdom

(Acquired)

Vetstoria is the world's #1 veterinary appointment booking engine. Vetstoria drives millions of bookings annually in 20 countries, and funnels hundreds of millions in revenue for thousands of partnered clinics.

I led the North American market launch and expansion

Tripadvisor
Area Manager
August 2019 - March 2020 (8 months)
Phuket, Thailand

Tripadvisor's eatigo is the #1 marketplace for restaurant reservations in Southeast Asia. Supporting 6,000+ restaurants in 8 countries, we seated more than 1.5 million diners monthly.

I successfully launched the marketplace in Phuket, managed all regional operations, and executed strategy cross-functionally across several departments and geographies.

• Developed supply and demand in a new market; >150% revenue target achievement
• Hired, developed, and empowered a team of BDMs and BDEs; increased monthly key account acquisition from 7% to 33%
• Executed and supported marketing strategies which attained 30% conversion rates and 10,000+ MAU
• Directed sales, implementation, and account management for 150+ restaurants and hotels
• Developed OKRs which improved my team's qualitative and quantitative performance
• Analyzed KPIs and delivered monthly, weekly, and quarterly reports to executive leadership

PAZ Veterinary
Director of Operations
July 2017 - August 2019 (2 years 2 months)
Austin, Texas, United States

(Acquired)

PAZ was voted the #1 veterinary practices in Austin more than 10 times and we booked more than 40,000 appointments annually.

I led the growth and management of the company through expansion and acquisition.

• Grew from 1 to 4 hospitals and drove annual revenue from $2MM to $10MM
• Discovered real estate, designed three new hospitals, and oversaw new practice launches
• Implemented strategies and technology which generated over $10MM in lifetime value
•   Grew our customer base over 20,000 customers and secured more than 40,000 bookings annually

• Developed and managed the executive team, pre-opening teams, and regional customer experience teams and expanded support staff count 220%
• Improved operational efficiency and customer experience by implementing a full suite of administrative and customer-facing software solutions
• Created and maintained strategic partnerships with more than 20 companies
• Established data analytics and had ownership of KPIs

Various Companies
Veterinary Technician
May 2011 - July 2017 (6 years 3 months)

LUNA Innovation
Founder
January 2015 - December 2015 (1 year)
Austin, Texas, United States

In college, I invented and patented a pharmaceutical packaging solution and formed a startup team to take on big pharma.

We validated the product with several healthcare executives (including HCA and Tenet), developed a pretty cool functional product, established manufacturing and distribution, got beat up by big pharma, and learned plenty.

My patented invention prevented hazardous drug contamination and pharmaceutical vial breakage. Successful implementation would solve many safety, financial, and temporal threats throughout the healthcare supply chain.

―――――

Education

Texas State University
Bachelor of Business Administration (B.B.A.), Business Administration and Management, Entrepreneurship · (2015 - 2017)

Product School
Product Management Certificate, Product Management · (2021)

Cornell University
Hospitality Management Executive Certificate · (2019)

Keller High School